

October 22, 2020

Nancy Buese
Executive Vice President and Chief Financial Officer
Newmont Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

  Re: Newmont Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2019
   Filed February 20, 2020
   File No. 001-31240

Dear Ms. Buese:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation